UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed Pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
   Machulak, Edward L.
   903 West Green Tree Road
   River Hills, Wisconsin  53217

2. Issuer Name and Ticker or Trading Symbol
   Commerce Group Corp.
   Boston Stock Exchange:  CMG.BN; OTCBB:  CGCO

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January/2003

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board of Directors, President & Treasurer

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common stock ten cents     |      |    | |                  |   |           |1,094,742          |D     |                           |
par value                  |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock ten cents     |      |    | |                  |   |           |  600,000          |I     |ELM RIRA                   |
par value                  |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock ten cents     |01/03 |P   | |575,000           |D  |$.175 plus |2,325,000          |I     |(1)                        |
par value - related party  |03    |    | |(restricted)      |   |other good |                   |      |                           |
                           |      |    | |                  |   |and valu-  |                   |      |                           |
                           |      |    | |                  |   |able consi-|                   |      |                           |
                           |      |    | |                  |   |deration   |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock ten cents     |      |    | |                  |   |           |  500,000          |I     |Wife's IRA                 |
par value                  |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock ten cents     |      |    | |                  |   |           |  280,967          |I     |By wife - beneficial       |
par value                  |      |    | |                  |   |           |                   |      |ownership is expressly     |
                           |      |    | |                  |   |           |                   |      |disclaimed.                |
-----------------------------------------------------------------------------------------------------------------------------------|

___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common stock options  |$.25    |06/30|P   | |250,000    |A  |(2)  |07/02|Common Stock|Convert|$.25   |250,000     |I  |(1)         |
to General Lumber &   |        |/01  |    | |           |   |     |/03  |            |to     |       |            |   |            |
Supply Co., Inc.      |        |     |    | |           |   |     |     |            |250,000|       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|


Explanation of Responses:
(1) The common shares, option, and convertible shares are owned by a corporation in which Edward L. Machulak owns 54.71% of the common shares issued and outstanding.
(2) Anytime through July 2, 2003

SIGNATURE OF REPORTING PERSON
Edward L. Machulak

DATE
January 3, 2003